No Act
P.E. 3-29-07

DC

07052204

March 30, 2007

Act: 1934
Section: 12h
Rule:
Public
Availability: 3/30/2007

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: DSL.net, Inc.
Incoming letter dated March 29, 2007

Based on the facts presented, the Division will not object if DSL.net stops filing periodic and current reports under the Securities Exchange Act of 1934, including its annual report on Form 10-K for the fiscal year ended December 31, 2006. In reaching this position, we note that DSL.net has filed post-effective amendments removing from registration unsold securities under all effective registration statements on Form S-3 and Form S-8 and those registration statements are effective. We assume that, consistent with the representations made in your letter, DSL.net will file a certification on Form 15 making appropriate claims under Exchange Act Rules 12g-4 and 12h-3 on or before the due date of its Form 10-K for the fiscal year ended December 31, 2006.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Mark F. Vilardo
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 30, 2007

Mail Stop 3010

Matthew C. Dallett
Edwards Angell Palmer & Dodge, LLP
111 Huntington Avenue
Boston, MA 02199

Re: DSL.net, Inc.

Dear Mr. Dallett:

In regard to your letter of March 29, 2007, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

David Lynn
Chief Counsel

EDWARDS ANGELL PALMER & DODGE LLP

111 Huntington Avenue Boston, MA 02199 617.239.0100 *fax* 617.227.4420 eapdlaw.com

Matthew C. Dallett
617.239.0303
fax 617.316.8424
mdallett@eapdlaw.com

Securities Exchange Act of 1934, Sections 12(h), 13(a) and 15(d)
Securities Exchange Act of 1934, Rule 12h-3

March 29, 2007

Via Email and Facsimile

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: DSL.net, Inc. (Commission File No. 001-32264)

Ladies and Gentlemen:

We are authorized to write on behalf of DSL.net, Inc. ("DSL.net"), to request that the staff of the Securities and Exchange Commission confirm that it will not recommend enforcement action to the Commission if, in the circumstances described in this letter, after filing a certification on Form 15 to suspend its reporting obligations under Sections 13(a) and 15(d) of the Securities Exchange Act of 1934 pursuant to Rule 12h-3 thereunder, DSL.net does not file its Annual Report on Form 10-K for its fiscal year ended December 31, 2006 or subsequent reports. Alternatively, we request an exemption pursuant to Section 12(h) of the Exchange Act from any obligation of DSL.net to file its Annual Report on Form 10-K for its fiscal year ended December 31, 2006, or subsequent reports, in the circumstances described herein. Statements of fact contained herein are statements of DSL.net.

Background

DSL.net's common stock is registered under Section 12(g) of the Exchange Act. Until March 29, 2007, DSL.net's principal stockholder was MDS Acquisition, Inc. ("MDS"), itself a direct, wholly-owned subsidiary of MegaPath Inc. ("MegaPath"). At 5:00 p.m., Eastern time on March 29, 2007, DSL.net was merged with and into MDS in a "short-form merger" under Section 253 of the Delaware General Corporation Law, with MDS as the surviving corporation. Pursuant to the merger, the outstanding shares of common stock of DSL.net held by the public stockholders were canceled in exchange for the right to receive cash consideration, and the outstanding shares of MDS held by MegaPath continued as the shares of the surviving corporation.

In the merger, MDS changed its name to "DSL.net, Inc." As a result of these actions, DSL.net now has only one stockholder.

DSL.net's common stock was, until the close of trading on March 29, 2007, quoted on the OTC Bulletin Board. DSL.net has notified the OTC Bulletin Board of the merger, and OTCBB quotation of its stock has ceased, effective as of the close of trading on March 29.

MDS and MegaPath provided the stockholders of DSL.net an information statement with respect to the merger pursuant to Rule 13e-3 under the Exchange Act. Before the merger, neither MegaPath nor MDS had a class of securities registered under Section 12 of the Exchange Act, nor was either entity required to file reports by Section 15(d) thereof.

As of February 1, 2007, there were outstanding options to purchase 21,827,720 shares of DSL.net common stock issued to directors and employees of DSL.net under DSL.net's stock option plans, and no new options have been granted since that date. In addition, there were outstanding warrants to purchase 1,321,571 shares of DSL.net common stock issued in connection with a convertible note and warrant financing of DSL.net in October 2004. The sale of the shares issuable upon exercise of such options and the resale of the shares issuable upon exercise of such warrants were registered on Forms S-8 and S-3, respectively, as described below. Upon the effectiveness of the Merger, (i) all such outstanding, unexercised options to purchase DSL.net common stock were terminated by their terms, and (ii) all such outstanding, unexercised warrants to purchase DSL.net common stock were converted by their terms into the right to receive the per-share cash merger consideration upon exercise. Pursuant to its undertakings in such registration statements, DSL.net has filed post-effective amendments to such registration statements to withdraw any unsold securities registered thereunder, as further described below.

DSL.net filed all reports required by Section 13(a) of the Exchange Act during the most recent three fiscal years and 2007 to date. All such reports were timely other than the Form 10-K for 2003, for which DSL.net filed a Form 12b-25 because of a delay in resolving the accounting treatment of investments in DSL.net, and the Form 10-Q for the first quarter of 2006, for which DSL.net filed a Form 12b-25 because of operational burdens due largely to its constrained financial circumstances.

DSL.net intends to file a Form 15 pursuant to Rules 12g-4 and 12h-3 to deregister DSL.net's common stock under Section 12(g) of the Exchange Act and to suspend DSL.net's duty to file reports under Section 15(d) of the Exchange Act. The Form 15 will be filed after DSL.net receives your response to this letter, but on or before the deadline for filing DSL.net's Annual Report on Form 10-K for the fiscal year ended December 31, 2006.

<u>Effective Registration Statements</u>

Until March 28, 2007, DSL.net had on file with the Commission the following registration statements (collectively, the "Registration Statements"):

- A Form S-3 (No. 333-120264), filed on November 5, 2004, registering the resale of shares of DSL.net common stock issuable upon the conversion of convertible promissory notes and the exercise of warrants. The convertible promissory notes were repaid by

DSL.net at maturity and were not converted into common stock. All the warrants were converted by their terms in the merger into the right to receive the per-share cash merger consideration upon exercise. No shares were ever sold pursuant to this registration statement.

- The following Forms S-8 registering the issuance of shares of DSL.net common stock upon the exercise of options granted under DSL.net stock option plans and an employee stock purchase plan: No. 333-88513 (filed October 6, 1999); No. 333-39016 (filed June 9, 2000); No. 333-75230 (filed December 14, 2001); No. 333-89886 (filed June 6, 2002); No. 333-110131 (filed October 31, 2003); and No. 333-126107 (filed June 24, 2005). Upon the merger, all outstanding, unexercised options to purchase DSL.net common stock were terminated by their terms. No shares were sold pursuant to any of these registration statements since March 1, 2005.

- A Form S-8 (No. 333-118490), filed on August 23, 2004, registering the sale of shares issuable upon the exercise of options granted to a former executive pursuant to his employment agreement. No shares were sold pursuant to this registration statement, and all the options expired unexercised.

Each of the Registration Statements was automatically updated for purposes of Section 10(a)(3) of the Securities Act of 1933 upon the filing, on March 31, 2006, of DSL.net's Annual Report on Form 10-K for the year ended December 31, 2005. Pursuant to its undertakings in the Registration Statements, DSL.net has filed post-effective amendments to all the Registration Statements to withdraw any unsold securities registered thereunder.

Discussion

As a result of the Merger, DSL.net meets the requirements of Rule 12h-3 to suspend its duty under Section 15(d) of the Exchange Act to file reports required by Section 13(a) other than for the fiscal year ended December 31, 2006. Rule 12h-3(c) states that Rule 12h-3 is unavailable for any class of securities for a fiscal year in which a registration statement relating to that class becomes effective under the Securities Act or is required to be updated for purposes of Section 10(a)(3) thereof. Because each of the then-outstanding Registration Statements was automatically updated for purposes of Section 10(a)(3) upon the filing, on March 31, 2006, of DSL.net's Form 10-K for 2005, DSL.net is prevented from suspending its remaining reporting obligation for 2006, the Form 10-K, without the relief sought in this letter.

We respectfully submit that DSL.net should be able to rely on Rule 12h-3 to suspend its duty to file periodic reports under Section 15(d), notwithstanding the provisions of Rule 12h-3(c), for the following reasons: (i) DSL.net meets the requirements of Rule 12h-3(a) and (b)(i), (ii) Section 15(d)'s purpose of providing current information to purchasers of registered securities is not relevant in the present circumstances because there have been no purchasers of any securities registered under the Registration Statements since March 1, 2005 and, in any event, there are no public holders of DSL.net securities at all, now or as of the due date of the 2006 Form 10-K, (iii) any benefit of continuing to require DSL.net to continue filing periodic reports does not outweigh the burdens of making such filings, and (iv) the Commission has frequently recognized in situations similar to the present one that a literal reading of Rule 12h-3(c) is not warranted.

Were it not for the fact that the Registration Statements (although unused since early 2005) were automatically updated during 2006, Rule 12h-3(c) would not apply to DSL.net, and suspension of its Section 15(d) reporting obligations would be allowed under Rule 12h-3(a) and (b)(i). The staff has repeatedly indicated that a literal reading of Rule 12h-3(c) is not always justified by public policy. In the proposing release to revise Rule 12h-3, the Commission stated that the purpose of periodic reporting under Section 15(d) is "to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply" and that "this [Rule 12h-3(c)] limitation is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering." Rel. No. 34-20263 (October 5, 1983) (the "Proposing Release").

These policy concerns are not at issue in the present situation. As a result of the Merger, each outstanding share of DSL.net's common stock held by the public was converted into the right to receive the per share cash merger consideration, each outstanding, unexercised warrant was converted into the right to receive the per share cash merger consideration upon exercise, and all outstanding, unexercised stock options were canceled. As a result of the Merger, MegaPath is the sole owner of all of the equity of the surviving corporation and no options, warrants or other rights to acquire DSL.net equity remain outstanding.

Furthermore, no shares of DSL.net stock have ever been sold pursuant to Form S-3 No. 333-120264 or Form S-8 No. 333-118490, and no shares have been sold pursuant to any of the other Form S-8 registration statements since March 1, 2005. DSL.net has filed (before the due date of the 2006 Form 10-K) post-effective amendments to all of the Registration Statements to deregister any securities that remained unsold. Accordingly, no shares may ever be sold pursuant to those registration statements and the protection of Section 15(d) is no longer necessary for any potential purchasers. In such cases, the concern for public release of current information addressed by the Proposing Release does not apply. We also note that the staff has previously stated that Rule 12h-3(c) is not intended to apply to normal course updating, pursuant to Section 10(a)(3) of the Securities Act, of registration statements on Form S-8. Letter to C. Michael Harrington (available January 4, 1985).

As the Commission also noted in the Proposing Release, Rule 12h-3 permits an issuer in DSL.net's situation to suspend the duty to file reports because "Congress recognized, with respect to Section 15(d), that the benefits of periodic reporting by an issuer might not always be commensurate with the burdens imposed." DSL.net obtained an audit of its financial statements for 2006 at MegaPath's request in order to facilitate the preparation of MegaPath's consolidated financial statements following the merger. However, the full Form 10-K filing would require substantial additional work, as well as accounting and legal expense, that would present a significant burden to the company.

In numerous analogous cases, the staff has taken a no-action position similar to that requested herein. E.g.,WaveRider Communications, Inc. (available March 31, 2006); Pacificare Health Systems, Inc. (available March 16, 2006); PayPal, Inc. (November 13, 2002). In each of these cases, the issuer became a wholly-owned subsidiary of another company through a merger and its securities were no longer publicly traded. In each case, the staff permitted the issuer to suspend its reporting obligation under Section 15(d) with respect to its Annual Report on Form 10-K for the prior fiscal year (and subsequent reports), notwithstanding that the issuer had had one or more registration statements declared effective or updated under Securities Act Section 10(a)(3) during the prior fiscal year. The staff has also granted similar relief in many other cases.

Conclusion

For the reasons discussed above, we respectfully request that the staff confirm that it will not recommend enforcement action to the Commission if, in the circumstances described in this letter, after filing a certification on Form 15 to suspend its reporting obligations under Sections 13(a) and 15(d) of the Exchange Act pursuant to Rule 12h-3 thereunder, DSL.net does not file its Annual Report on Form 10-K for its fiscal year ended December 31, 2006 or subsequent reports. Alternatively, we request an exemption, pursuant to Section 12(h) of the Exchange Act, from any obligation of DSL.net to file its Annual Report on Form 10-K for its fiscal year ended December 31, 2006, or subsequent reports, in the circumstances described herein.

Due to the expense, time and effort involved in the preparation and filing of the Form 10-K, we respectfully request that this letter be given expedited consideration. If the Staff disagrees with any of the views expressed herein, we would appreciate an opportunity to discuss the matter with the staff before any written response to this letter. Please direct any questions or comments you have to me at (617) 239-0303 or mdallett@eapdlaw.com.

In accordance with footnote 68 of Release No. 33-7427 (July 1, 1997), we are also transmitting one copy of this letter by email.

Sincerely,

Matthew C. Dallett

cc: Marc R. Esterman, Esq., DSL.net, Inc.

END